Credicorp Capital, LLC

Statement of Financial Condition
December 31, 2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67048

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Credicorp Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

801 Brickell Avenue, Suite 1020
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Singer	561-784-8922	ssinger@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossin
(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2003	137
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Coll _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Credicorp Capital, LLC _____, as of 12/31 _____, 20 22 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Nathaliles Britto
My Commission
HH 236474
Exp. 3/22/2026

Notary Public

Signature:

Title:
CEO0

Florida ID: C400 10174 1070

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

C O N T E N T S

	Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Credicorp Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Credicorp Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Credicorp Capital, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Credicorp Capital, LLC's management. Our responsibility is to express an opinion on Credicorp Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Credicorp Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Credicorp Capital, LLC's auditor since 2022.

Miami, Florida
March 6, 2023

CREDICORP CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	3,906,914
Securities owned, at fair value		999,270
Receivable from clearing broker		319,317
Due from affiliates		21,831
Deposit at clearing broker, restricted cash		350,000
Right-of-use lease assets, net		2,011,587
Property and equipment, net		472,484
Other assets		378,172
TOTAL ASSETS	$	8,459,575

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	555,725
Commissions payable		83,558
Due to affiliates		30,157
Lease liabilities		2,008,476
TOTAL LIABILITIES		2,677,916
COMMITMENTS AND CONTINGENCIES (NOTE 6 AND 8)		
MEMBER'S EQUITY		5,781,659
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,459,575

See accompanying notes.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Credicorp Capital, LLC (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers within Latin America, principally Colombia. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission.

The Company is a Florida Limited Liability Company and wholly owned subsidiary of Credicorp Capital US (the Parent). The Parent is a wholly owned subsidiary of Credicorp Capital Ltd. an entity registered in Bermuda. Credicorp Capital Ltd. is a wholly owned subsidiary of Credicorp Ltd. (the Ultimate Parent), a New York Stock Exchange listed Peruvian financial services company.

Government and Other Regulation

The Company's business is subject to significant regulation by the Securities and Exchange Commission (SEC) and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits.

Receivables

The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	Lesser of useful life or term of lease
Office equipment	2 – 5 years

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Leases

Under ASC 842 – *Leases,* the Company records a right-of-use asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital (see Note 6).

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals.

Income Taxes

The Company is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on the Parent's income tax return and therefore, there is no provision for income taxes included in the accompanying financial statement, as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statement.

Use of Estimates in the Preparation of the Financial Statement

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. U.S Treasuries are valued based on quoted market prices. All U.S. Treasuries trade in active markets and are classified within Level 2.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2022, the Company's "Net Capital" was $4,868,610 which exceeded requirements by $4,618,610. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.14 to 1 at December 31, 2022.

NOTE 3.   FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
U.S. Treasuries	$ -	$999,270	$ -	$999,270

NOTE 4.   RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm located in Jersey City, New Jersey. At December 31, 2022, deposit at clearing broker, the receivable from clearing broker and $3,428,556 of cash and cash equivalents are held by and due from these brokerage firms.

NOTE 4.   RISK CONCENTRATIONS

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts.   In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

NOTE 5.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 consisted of the following:

Furniture and fixtures	$	304,533
Office equipment		481,457
Leasehold improvements		636,437
Website development		57,810
Artwork		20,040
		1,500,277
Less: accumulated depreciation and amortization		1,027,793
	$	472,484

NOTE 6.   LEASE COMMITMENTS

ASC 842, Leases ("ASC 842") requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach. The average discount rate used to calculate the present value of future minimum lease payments was 6.75%. As of December 31, 2022 the ROU asset was $2,011,587 and the lease liability was $2,008,476.

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2030. The Company has a security deposit held by the landlord in

NOTE 6. LEASE COMMITMENTS

the amount of approximately $180,000. This amount is included in other assets in the accompanying statement of financial condition. In addition, the Company is obligated under a non-cancelable operating lease with an affiliate for its foreign office facility in Bogota, Colombia, expiring in 2023.

The approximate minimum annual lease payments required under the Company's operating lease liabilities together with their present value as of December 31, 2022 are as follows:

2023	$ 188,000
2024	372,000
2025	383,000
2026	394,000
2027 and after	1,478,000
Total payments due under operating lease liabilities	2,815,000
Less discount to present value	(806,524)
Total operating lease liabilities	$ 2,008,476

The weighted average remaining lease term for the operating leases is approximately 90 months. The weighted average discount rate as of December 31, 2022 was 8.50%.

Cash amounts included in the measurement of the operating lease liability was approximately $289,000 for the year ended December 31, 2022.

NOTE 7. RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has sub-clearing agreements with a Colombian broker dealer affiliate and a Chilean broker dealer affiliate in which the Company acts as a principal. The affiliates introduce foreign customers to the Company. As of December 31, 2022, $30,157 is due and comprises due to affiliates in the statement of financial condition.

Investment Advisor Affiliate

The Company is an affiliate of Credicorp Capital Advisors LLC, an investment advisor registered in the State of Florida (CCA). CCA maintains a brokerage account with the Company's clearing firm for which activity is reflected on the Company's statement of financial condition and may result in a balance due to or from the Company. At December 31, 2022, CCA owed the Company $6,995, which is included in due from affiliates in the statement of financial condition.

Chaperoning and Non-Chaperoning – Affiliates
The Company provides chaperoning and non-chaperoning services to its affiliates in Colombia, Peru and Chile. As of December 31, 2022, $14,836 was due to the Company, which is included in due from affiliates in the statement of financial condition.

Lease Agreement

The Company has a lease agreement with an affiliate for its Bogota, Colombia office (see Note 6).

NOTE 8.   CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings.

The Company does not believe that these matters will have a material adverse effect in the Company's financial position, results of operations, or cash flows.

The Company is subject to early termination fees of $250,000 if the Company terminates its agreement with its clearing broker prior to March 2023.

NOTE 9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 6, 2023, the date this financial statement was available to be issued, and determined that no additional financial statement recognition or disclosure is necessary.